

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 23, 2008

Via Mail and Fax

Amy E. Miles
Executive Vice President, Chief Financial Officer and Treasurer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **RE: Regal Entertainment Group**
> **Form 10-K for the Year Ended December 27, 2007**
> **Form 10-Q for the Quarterly Period Ended September 25, 2008**
> **Schedule 14A filed April 18, 2008**
> **File Number: 001-31315**

Dear Ms. Miles:

We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 27, 2007

Management's Discussion and Analysis, page 26
Liquidity and Capital Resources, page 38
EBITDA, page 42

1. We note your disclosure here and in your Form 8-K furnished on October 23, 2008, of EBITDA as a percentage of revenues, which you refer to in your Form 8-K as EBITDA margin. Given that you present EBITDA solely as a non-GAAP measure of liquidity, it is not clear to us why you present EBITDA margin, which appears to be a non-GAAP measure of performance. It is also not clear how this measure would be useful to investors in the context of liquidity. Please advise or revise to eliminate presentation of EBITDA margin.

Consolidated Statements of Cash Flows, page 57

2. The aggregate gain associated with the NCM transaction in 2007 was $350.7 million, as reported in the statement of income. From your disclosure in Note 4 of the notes to the consolidated financial statements, the gain is comprised of (i) $182.7 million from the change in interest in National CineMedia; (ii) $19.3 million from the sale of 1.6 million common units of National CineMedia, with related cash proceeds of $32.2 million; and (iii) $148.7 million from the preferred unit redemption of National CineMedia, with related cash proceeds of $315.1 million. $3.4 million of the gain was noncash, as reported in the statement of cash flows as an adjustment to net income in arriving at net cash provided by operating activities. Please explain to us why the remaining gain of $347.3 million was not presented as an adjustment to net income in arriving at net cash provided by operating activities, with the corresponding cash proceeds of $347.3 million reported as an investing activity in connection with your investment in National CineMedia.

Form 10-Q for the Quarterly Period Ended September 25, 2008

Note 1. The Company and Basis of Presentation, page 6

3. We note that in conjunction with your April 30, 2008 acquisition of Consolidated Theatres, you entered into a judgment with the Department of Justice which required you to divest of four theatres. We also note that during the quarter ended September 25, 2008, you entered into an agreement to sell three of the four theatres and recorded an impairment charge of $7.9 million related to those theatres. Please tell us what consideration you gave to recognizing an impairment charge related to the four theatres during the second quarter of 2008. In addition, please clarify for us whether the $7.9 million impairment charge recognized during the third quarter of 2008 includes the fourth theatre that was not sold during the third quarter of 2008.

Note 3. Investment in National CineMedia, LLC, page 9

4. We note that in accordance with your amended and restated exhibitor services agreement with National CineMedia that you are compensated for monthly theatre access on both a per patron and a per digital screen per year basis. We note that the $800 payment per digital screen per year increases by 5 percent annually for 30 years. Please tell us what consideration you have given to recognizing revenue related to the scheduled increases of per screen amounts on a straight-line basis per screen over the term of the agreement.

5. We note that in April and May 2008, you received approximately 0.8 million and 2.9 million common units of National CineMedia in accordance with the adjustment provisions of the Common Unit Adjustment Agreement as a result of your acquisition of Consolidated Theatres.   Based on your disclosures, it appears that common units are allocated based on relative theatre and attendance counts. In this regard, please clarify for us and in your disclosures whether circumstances might arise that would require you to return units to National CineMedia or other theatre operator participants to the Common Unit Adjustment Agreement. Also clarify whether the units you received as a result of your Consolidated Theatres acquisition were obtained from National CineMedia directly or indirectly from other operators. Finally, we believe it would be useful to investors for you to disclose the substance of the Common Unit Adjustment agreement, including why it exists, the purpose it serves, and the economics behind it. Provide us with your intended revised disclosure.

6. We note that your arrangement with National CineMedia results in recognition of several types of other revenue. We believe it would be useful to investors if you provided a table in the footnotes to the financial statements detailing the amounts of revenue recognized related to National CineMedia by type, including units of revenue-method amortization of upfront ESA modification fees, per patron theatre access fees, and per digital screen theatre access fees.

Management's Discussion and Analysis, page 25
Results of Operations, page 27

7. Please expand your disclosure of results of operations to discuss and analyze revenues and associated costs exclusive of the effects of theater acquisitions and closings to depict the underlying trend associated with comparable theaters.

Schedule 14A filed April 18, 2008

Base Salary, page 17

8. Your disclosure indicates that you rely on certain comparable companies for guidance in setting your compensation. Please revise to clarify whether you benchmark your compensation. If you do, identify the benchmark companies. If you have

> benchmarked different elements of your compensation against different benchmarking groups, identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Bonus, page 17

9. Please disclose all targets which must be achieved in order for your executive officers to earn their annual bonus and equity incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Executive Equity Incentives, page 19

10. We note your disclosure on pages 19-21 and footnote (2) to Grants of Plan-Based Awards on page 26. For improved clarity, please revise your Compensation Discussion & Analysis section to provide specific examples illustrating how the number of restricted and performance shares issuable is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Daniel Morris at 202-551-3314 with any questions in regard to the Schedule 14A. You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief